UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 4)*

Inspirato Incorporated

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

45791E206

(CUSIP Number)

Tracy Hogan

Institutional Venture Partners XIII, L.P.

3000 Sand Hill Road, Building 2, Suite 250

Menlo Park, CA 94025

(650) 854-0132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June  6, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 45791E206

1.	Names of Reporting Person Institutional Venture Partners XIII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 393,551 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 393,551 shares of Class A Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 393,551 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.7% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by Institutional Venture Partners XIII, L.P. (“IVP XIII”), Institutional Venture Management XIII, LLC (“IVM XIII”), Todd C. Chaffee (“Chaffee”), Norman A. Fogelsong (“Fogelsong”), Stephen J. Harrick (“Harrick”), J. Sanford Miller (“Miller”), and Dennis B. Phelps (“Phelps” and, collectively, with IVP XIII, IVM XIII, Chaffee, Fogelsong, Harrick and Miller, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has shared voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)	The percentage is based on 3,676,039 shares of Class A Common Stock outstanding as of May 3, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2024.

CUSIP No. 45791E206

1.	Names of Reporting Person Institutional Venture Management XIII, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 393,551 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 393,551 shares of Class A Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 393,551 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.7% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has shared voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)	The percentage is based on 3,676,039 shares of Class A Common Stock outstanding as of May 3, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2024.

CUSIP No. 45791E206

1.	Names of Reporting Person Todd C. Chaffee
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 393,551 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 393,551 shares of Class A Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 393,551 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has shared voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)	The percentage is based on 3,676,039 shares of Class A Common Stock outstanding as of May 3, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2024.

CUSIP No. 45791E206

1.	Names of Reporting Person Norman A. Fogelsong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 393,551 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 393,551 shares of Class A Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 393,551 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has shared voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)	The percentage is based on 3,676,039 shares of Class A Common Stock outstanding as of May 3, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2024.

CUSIP No. 45791E206

1.	Names of Reporting Person Stephen J. Harrick
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 393,551 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 393,551 shares of Class A Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 393,551 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has shared voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)	The percentage is based on 3,676,039 shares of Class A Common Stock outstanding as of May 3, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2024.

CUSIP No. 45791E206

1.	Names of Reporting Person J. Sanford Miller
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 393,551 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 393,551 shares of Class A Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 393,551 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has shared voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)	The percentage is based on 3,676,039 shares of Class A Common Stock outstanding as of May 3, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2024.

CUSIP No. 45791E206

1.	Names of Reporting Person Dennis B. Phelps
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 393,551 shares of Class A Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 393,551 shares of Class A Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 393,551 shares of Class A Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 10.7% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	The shares are held by IVP XIII. IVM XIII serves as the sole general partner of IVP XIII and has shared voting and investment control over the shares owned by IVP XIII and may be deemed to own beneficially the shares held by IVP XIII. IVM XIII owns no securities of the Issuer directly. Chaffee, Fogelsong, Harrick, Miller and Phelps are Managing Directors of IVM XIII and share voting and dispositive power over the shares held by IVP XIII, and may be deemed to own beneficially the shares held by IVP XIII. The Managing Directors own no securities of the Issuer directly.

(3)	The percentage is based on 3,676,039 shares of Class A Common Stock outstanding as of May 3, 2024, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2024.

CUSIP No. 45791E206

Explanatory Note: This Amendment No. 4 (“Amendment No. 4”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2022 and amended on June 21, 2023, August 9, 2023 and March 6, 2024 (the “Original Schedule 13D”) filed on behalf of Institutional Venture Partners XIII, L.P. (“IVP XIII”), Institutional Venture Management XIII, LLC (“IVM XIII”), Todd C. Chaffee (“Chaffee”), Norman A. Fogelsong (“Fogelsong”), Stephen J. Harrick (“Harrick”), J. Sanford Miller (“Miller”) and Dennis B. Phelps (“Phelps” and, collectively, with IVP XIII, IVM XIII, Chaffee, Fogelsong, Harrick and Miller, the “Reporting Persons”), relates to the Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Inspirato Incorporated, a Delaware corporation (the “Issuer”). This Amendment No. 4 is being filed by the Reporting Persons to report open market sales as described herein.

The Original Schedule 13D is hereby amended to the extent hereinafter expressly set forth and, except as amended hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 4 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference.

(b)	See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.

(c)	Schedule A sets forth all transactions with respect to the shares of Common Stock effected during the past sixty days by any Reporting Person and is incorporated herein by reference.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Class A Common Stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 10, 2024

INSTITUTIONAL VENTURE PARTNERS XIII, L.P.

By:	Institutional Venture Management XIII, LLC
Its:	General Partner

By:	/s/ Tracy Hogan
Tracy Hogan, Attorney-in- Fact

INSTITUTIONAL VENTURE MANAGEMENT XIII, LLC

By:	/s/ Tracy Hogan
Tracy Hogan, Attorney-in- Fact

By:	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Todd C. Chaffee

By:	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Norman A. Fogelsong

By:	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Stephen J. Harrick

By:	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for J. Sanford Miller

By:	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Dennis B. Phelps

SCHEDULE A

Transactions in Class A Common Stock During the 60 Days Prior to June 7, 2024

Institutional Venture Partners XIII, L.P.

Nature of the Transaction	Amount of Securities Purchased/Sold	Weighted Average Price ($)	Date of Purchase/Sale	Low Price ($)	High Price ($)
Sale of Class A Common Stock	117	$4.00	04/10/24	$4.00	$4.00
Sale of Class A Common Stock	6,859	$4.00	04/11/24	$4.00	$4.00
Sale of Class A Common Stock	188	$4.02	04/12/24	$4.00	$4.03
Sale of Class A Common Stock	78	$4.00	04/16/24	$4.00	$4.01
Sale of Class A Common Stock	200	$4.00	04/17/24	$4.00	$4.00
Sale of Class A Common Stock	205	$4.00	04/22/24	$4.00	$4.01
Sale of Class A Common Stock	2	$4.00	04/23/24	$4.00	$4.00
Sale of Class A Common Stock	468	$4.05	05/14/24	$4.00	$4.33
Sale of Class A Common Stock	4	$4.03	05/15/24	$4.00	$4.05
Sale of Class A Common Stock	13	$4.00	05/16/24	$4.00	$4.00
Sale of Class A Common Stock	724	$4.00	05/20/24	$4.00	$4.00
Sale of Class A Common Stock	2,400	$4.03	05/21/24	$4.03	$4.04
Sale of Class A Common Stock	451	$4.01	05/31/24	$4.00	$4.05
Sale of Class A Common Stock	1,000	$4.03	06/03/24	$4.01	$4.05
Sale of Class A Common Stock	812	$4.12	06/04/24	$4.11	$4.18
Sale of Class A Common Stock	7,473	$4.00	06/05/24	$4.00	$4.01
Sale of Class A Common Stock	14,718	$3.93	06/06/24	$3.80	$4.01
Sale of Class A Common Stock	12,603	$3.92	06/07/24	$3.90	$3.98